EXHIBIT 99.I

Loncor Stock Option Grants

Toronto, Canada - December 12, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") announces that it has granted to employees, directors and consultants of the Company, pursuant to the terms of the Company's stock option plan, a total of 1,790,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$1.05 for a period of five years.

Loncor is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration.  Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo.  Both areas have historic gold production.  Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets at Ngayu as well as covering the greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938 ext 2802.